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                                                                     EXHIBIT 8.1


                  [LETTERHEAD OF GIBSON, DUNN & CRUTCHER LLP]

                                 April 3, 1998


(213) 229-7000
RedFed Bancorp Inc.
300 East State Street
Redlands, California 92373

     Re:  Federal Income Tax Consequences of Merger
          With Golden State Bancorp Inc.

Gentlemen:

     We have served as special tax counsel to RedFed Bancorp Inc., a Delaware corporation (the "RedFed") in connection with a merger (the "Merger") of RedFed into a newly formed and wholly-owned subsidiary ("Merger Sub") of Golden State Bancorp Inc., a Delaware corporation ("Golden State"). The Merger is being undertaken pursuant to the terms of that certain Agreement and Plan of Merger, dated as of November 30, 1997 (the "Merger Agreement"), by and between RedFed and Golden State. This opinion is issued pursuant to Section 6.3(b) of the Merger Agreement which conditions the obligation of RedFed to effect the Merger on, among other things, the receipt of our opinion that the Merger will be treated for federal income tax purposes as reorganization within the meaning of
Section 368(a) of the Internal Revenue Code of 1986, as amended (the "Code"). Unless otherwise indicated, each capitalized term used herein has the meaning ascribed to it in the Agreement.

     If the Merger is consummated on the terms and subject to the conditions set forth in the Merger Agreement, then (i) the RedFed will merge into Merger Sub with Merger Sub being the Surviving Corporation and a wholly-owned subsidiary of Golden State and (ii) each share of outstanding RedFed Common Stock will be converted into shares of Golden State Common Stock in an amount calculated pursuant to Article II of the Merger Agreement. Cash will be paid to each holder of RedFed Common Stock in lieu of the issuance of fractional shares.
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GIBSON, DUNN & CRUTCHER LLP

RedFed Bancorp Inc.
April 3, 1998
Page 2


     In rendering our opinion we have examined (i) the Agreement, including all exhibits thereto; (ii) the description of the Merger and related transactions set forth in the OTS Application on Form H-(e)3 filed in connection with the Merger; (iii) the description of the Merger and related transactions set forth in the Proxy Statement-Prospectus on Form S-4 filed with the Securities and Exchange Commission in connection with the Merger (the "Registration Statement"); and (iv) written representations provided by the management of RedFed and of Golden State concerning certain facts underlying and relating to the Merger transaction (the "Representations"). The opinions expressed herein are conditioned on the initial and continuing accuracy of the facts, information and representations set forth in the foregoing documents. We have assumed that any representation or statement made "to the best of knowledge" or similarly qualified is correct without such qualification. As to all matters in which a person or entity making a representation has represented that such person or entity either does not have or is not aware of any plan or intention, we have assumed that there is in fact no such plan or intention.

     In our examination we have assumed the genuineness of all signatures, the authenticity of all documents submitted to us as originals, the conformity to original documents of all documents submitted to us as copies and the authenticity of the originals of such documents. We are assuming that the Merger will qualify as a statutory merger in accordance with applicable Delaware law and that the Merger will be carried out in conformance with the terms and conditions as set forth in the Merger Agreement.

     In formulating our opinion, we have considered the applicable provisions of the Code, the Treasury Regulations promulgated thereunder and pertinent Internal Revenue Service rulings and judicial authorities, all as they exist as of the date of this letter. We caution that such authorities are subject to change in the future, possibly with retroactive effect, and any such change could affect the conclusions set forth below.

     Based on the foregoing and on the continuing accuracy of the Representations and provided that the Merger is consummated in a manner contemplated by the Merger Agreement, we are of the opinion that:

     1.  The Merger will constitute a reorganization within the meaning of
Section 368(a) of the Code, and Golden State, Merger Sub and the RedFed will each be a party to the reorganization within the meaning of Section 368(b) of the Code;

     2. No gain or loss will be recognized for purposes of federal income taxation by Golden State, RedFed or Merger Sub as a result of the Merger;

     3. No gain or loss will be recognized by the RedFed shareholders upon the receipt of shares of Golden State Common Stock in exchange for shares of RedFed Common Stock pursuant to the Merger, except that a shareholder who receives cash in lieu of fractional shares
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GIBSON, DUNN & CRUTCHER LLP

RedFed Bancorp Inc.
April 3, 1998
Page 3

will recognize gain or loss equal to the difference between such cash and the basis allocated to such fractional shares;

     4. The aggregate basis of the shares of Golden State Common Stock received by a RedFed shareholder (including any fractional share interest treated as received) will be same as the shareholder's aggregate basis in his shares of RedFed Common Stock immediately prior to the Merger; and

     5. The holding period of the shares of Golden State Common Stock received by a RedFed shareholder (including any fractional share interest treated as received) will include the shareholder's holding period in his shares of RedFed Common Stock exchanged for Golden State Common Stock, provided the shares of RedFed Common Stock were held as capital assets on the Effective Date.

     The foregoing opinions represent our best legal judgment, but you should be aware of the fact that opinions of counsel have no binding effect on or official status of any kind with respect to the Internal Revenue Service or any court considering the issues. Except as to matters set forth expressly herein, we are giving no opinion as to any other tax consequences related to the Merger, whether under federal, state, local or foreign law. We hereby consent to the filing of this opinion as an exhibit to the OTS Application on Form H-(e)3 filed in connection with the Merger. We further consent to the filing of this opinion as an exhibit to the Registration Statement and to all references to this Firm under the heading "Certain Federal Income Tax Consequences" in the Registration Statement.

                              Very truly yours,



                              GIBSON, DUNN & CRUTCHER LLP